Mail Stop 4561
Via Fax (203) 834-8686

July 22 2008

Robert E. Bies
Executive Vice President and
Chief Financial Officer
Greenfield Online, Inc.
21 River Road
Wilton, CT 06897

       Re: Greenfield Online, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed on March 17, 2008
             File No. 000-50698

Dear Mr. Bies:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief